FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2015

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY
Date: 19 May 2015

EXHIBIT INDEX

EXHIBIT NUMBER                                           EXHIBIT DESCRIPTION
99                                                                          Unilever Board Change

Exhibit 99

UNILEVER N.V. and UNILEVER PLC

Jean-Marc Huët to leave Unilever in October and Graeme Pitkethly to succeed him as Chief Financial Officer

Unilever today announced that its Chief Financial Officer, Jean-Marc Huët, has decided to step down from his role and the Boards of Unilever PLC and Unilever N.V. Huët, 46, who joined Unilever in January 2010, will leave Unilever with effect from 1 October 2015.Huët will remain in his role through this period to ensure a smooth and orderly transition to his successor.
Unilever today also announced that Graeme Pitkethlywill succeed Huët as Chief Financial Officer with effect from 1 October 2015. Pitkethly will become a member of the Unilever Leadership Executive on 1 October 2015 and he will be proposed for election to the Boards of Unilever N.V. and PLC at the Annual General Meetings in April 2016.

Pitkethly, 48, joined Unilever in 2002 and is currently Executive Vice President of the Unilever UK and Ireland business and prior to this he has held a number of senior financial roles within Unilever, including Head of M&A, Head of Treasury, Pensions and Tax and Chief Financial Officer of Unilever Indonesia. Prior to his current role Pitkethly was the Senior Vice President Finance of the Global Markets Operation.  He brings considerable internal and external experience to the role having spent the earlier part of his career in senior corporate finance roles.

Huët said: "I have had an excellent and very rewarding period of time at Unilever and fully achieved what I set out to do when I joined the organisation in 2010. I am delighted with the progress Unilever has made over the past five and a half years and particularly the work we have done to strengthen the overall Finance function. I am now looking forward to ensuring a seamless transition to my successor, Graeme Pitkethly,and then spending some time deciding what new opportunities to pursue".

Michael Treschow, Chairman of Unilever, said: "I greatly appreciate Jean-Marc's contributions, both as Unilever's Chief Financial Officer and as a fellow board member and I wish him every success in the future".

Paul Polman, Chief Executive of Unilever, said: "I would like to thank Jean-Marc for the contributions he has made over the past five and a half years.  As a member of the Unilever Leadership Executive and Unilever's Board of Directors he has played an important role in helping to steer Unilever through one of its most successful periods.  Importantly, he has helped to build and strengthen Unilever's standing with the financial community and has spent considerable time in developing a strong internal talent pipeline, which is today reflected in the appointment of Graeme Pitkethly. He leaves Unilever with the Group in sound financial health and with the Finance function significantly revitalised. We all wish him every success in the future.

We welcome Graeme as Unilever's Chief Financial Officer and a member of the Unilever Leadership Executive as of 1 October 2015. His broad financial experience, deep operating knowledge and track-record in both business and people development make him an ideal addition to help Unilever through the next stages of its transformation to a sustainable competitive and profitable company in its industry."

Section 430 (2B) of the Companies Act 2006

On 18 May 2015 Jean-Marc Huët resigned as Chief Financial Officer and as an Executive Director of Unilever with effect from 1 October 2015.

The information required to be made available pursuant to Section 430 (2B) of the Companies Act 2006 in respect of Jean-Marc Huët's employment and remuneration is set out below and will be available in the Investor Relations' section of our corporate website, www.unilever.com:

1.
Jean-Marc Huët will remain an employee and an Executive Director of Unilever until 1 October 2015 when his employment will terminate (Termination Date). During this period he will assist the Company with an orderly transition and handover of responsibilities and will continue to receive his base salary, fixed allowance and contractual benefits in the normal way.

2.	On ceasing to be employed by Unilever Jean-Marc Huët will be entitled to receive:

a.   a discretionary Annual Bonus in respect of 2015 pro-rated to the Termination Date and paid in the normal way in March 2016 based on Unilever's Compensation Committee's assessment of the performance of the business       and Jean-Marc Huët's own performance.

b. a payment of £31,800 in lieu of 2016 tax return preparation and advisory services (equal to the actual 2014 cost to Unilever as previously disclosed).

c.   2013 GSIP and MCIP awards vesting on 18 February 2016 pro-rata to Jean-Marc Huët's actual length of service within the vesting period. All other unvested GSIP and MCIP share awards (2014 and 2015) will lapse on the       Termination Date.

3.	Jean-Marc Huët has re-affirmed pre-existing post-termination restrictions:

a.   without the prior written consent of Unilever, not be unreasonably withheld, Jean-Marc Huët shall not before 1 April 2016, work for or be engaged by, or otherwise be involved with any material competitors, suppliers,       customers or partners of the Company or of any member of the Unilever Group.

b.   Jean-Marc Huët shall not, for a period of 12 months following the Termination Date, directly or indirectly solicit, hire or entice away from the Company or any member of the Unilever Group any specified employee.

Media Enquiries

Please contact treeva.fenwick@unilever.com mobile: Tel: +44 7917 271819

About Unilever:

Unilever is one of the world's leading suppliers of Food, Home and Personal Care products with sales in over 190 countries and reaching 2 billion consumers a day. It has 172,000 employees and generated sales of €48.4 billion in 2014. Over half (57%) of the company's footprint is in developing and emerging markets. Unilever has more than 400 brands found in homes around the world, including Persil, Dove, Knorr, Domestos, Hellmann's, Lipton, Wall's, PG Tips, Ben & Jerry's, Marmite, Magnum and Lynx.

Unilever was ranked number one in its sector in the 2014 Dow Jones Sustainability Index. In the FTSE4Good Index, it achieved the highest environmental score of 5. It led the list of Global Corporate Sustainability Leaders in the 2014 GlobeScan/SustainAbility annual survey for the fourth year running, and in 2015 was ranked the most sustainable food and beverage company in Oxfam's Behind the Brands Scorecard.

Unilever has been named in LinkedIn's Top 3 most sought-after employers across all sectors.

For more information about Unilever and its brands, please visit www.unilever.com. For more information on the USLP: www.unilever.com/sustainable-living/

Cautionary statement
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever group (the "Group"). They are not historical facts, nor are they guarantees of future performance.
Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group's Annual Report on Form 20-F for the year ended 31 December 2014 and the Annual Report and Accounts 2014. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.